FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of February

                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media Information

2 February 2004

BG and Southern Union reach agreement on a second expansion of Lake Charles LNG terminal

BG LNG Services LLC, a wholly-owned subsidiary of BG Group, has entered into an agreement with Trunkline LNG Company and Trunkline Gas Company, subsidiaries of Southern Union Company (NYSE:SUG) of Pennsylvania, for the Phase 11 expansion of the Louisiana-based Lake Charles Liquefied Natural Gas (LNG) import terminal, in which BG has had rights to 100% of the capacity. The cost of Phase 11 will be paid by Southern Union's subsidiaries.

Work is already under way on Phase 1 of the expansion, announced in October 2001, which will increase average daily terminal send-out from the current 630 million cubic feet a day to 1.2 billion cubic feet (bcf) a day and terminal storage capacity from 6.3 bcf to 9 bcf.

Phase 11, announced by Southern Union today, will result in an incremental increase in average daily terminal send-out of 50% to 1.8 bcf a day.

Betsy Spomer, Chief Executive, BG LNG Services LLC, said: "This new agreement with Trunkline is another important step in the development of BG's LNG strategy. It also underlines our ability to increase deliveries into the United States in response to the country's growing energy demand.

"From the beginning of this year, BG has had rights to 100% of the capacity at the Lake Charles terminal - North America's largest. This expansion of our send-out capability will ensure we are well equipped to deal with future market opportunities."

Under Phase 11, Trunkline LNG will construct additional pumps and vaporisers, together with unloading facilities added to a second dock. In addition, Trunkline Gas will build a second 30-inch-diameter, 230-mile natural gas pipeline from the LNG terminal to transport gas produced from the additional expansion, thus increasing the total pipeline capacity out of the facility from
1.3 bcfd to 2.1 bcfd. It is expected that much of the Phase 11 work will be undertaken simultaneously with Phase 1.

Phase 1 of the expansion is scheduled to be completed and in service by 1 January 2006, with Phase 11 following in mid 2006.

The Phase 11 expansion and the pipeline construction plans require Federal Energy Regulatory Commission (FERC) approval. Trunkline LNG intends to file its application for such approval in February 2004, with construction beginning once approval has been granted.

The arrangement with Southern Union removes the need for the proposed Lake Charles Express pipeline extension. The FERC application for this has therefore been withdrawn.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the
            Company's annual report and accounts for the year ended
                               31 December 2002.

Notes to Editors:

Liquefied Natural Gas (LNG) represents one of BG Group's core business segments. The Company is involved in developing LNG projects in Trinidad and Tobago, Egypt and Italy. In November 2003, it also announced that it had signed a Memorandum of Understanding with Petroplus International NV for the joint development and operation of the Dragon LNG import and regasification facility in the UK at Milford Haven in Wales.

In January 2002, BG LNG Services, LLC (BGLS), a wholly owned subsidiary of BG Group, took 81% of the capacity of Trunkline LNG's Lake Charles, Louisiana, LNG terminal, which has the capability to receive, store, vaporise and deliver 4.7 million tonnes per annum (mtpa). From 1 January 2004, BG has had rights to 100% of the capacity at Lake Charles.

In March 2003, the Federal Energy Regulatory Commission gave approval for expansion of the terminal to 8.9 mtpa (1.2 bcfd). Construction of the expansion is expected to be complete by the beginning of 2006.

In December 2003, BG announced that BG LNG Services and BG Gas Marketing Ltd
(BGGM) had completed an agreement with El Paso Merchant Energy (EPME) to acquire all of EPME's capacity in the Elba Island LNG regasification terminal near Savannah, Georgia, and related LNG purchase and gas sale agreements.

BG LNG Services, in conjunction with Keyspan, is also seeking to develop and upgrade an NG terminal at Providence, Rhode Island. If successful, this may be the first new import terminal to open in the USA for several years.

BG has four business segments - Exploration & Production, LNG, Transmission & Distribution and Power Generation. Active in some 20 countries on five continents, its core geographical areas are the UK, Kazakhstan, Egypt, Trinidad & Tobago, South America and India.


Enquiries:

Communications Chris Carter +44 (0) 118 929 2597
Investor Relations Chris Lloyd/Brian
McCleery/Helen Parris +44 (0) 118 929 3025

Out of hours pager: 07693 309543

Website: www.BG-Group.com

PR/10978

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 2 February 2004                         By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary